RELIASTAR LIFE INSURANCE COMPANY

and its
SELECT*LIFE SEPARATE ACCOUNT
RELIASTAR SELECT VARIABLE ACCOUNT

Supplement Dated June 14, 2010

This supplement updates and amends certain information contained in your current product prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE ING VAN KAMPEN COMSTOCK, ING VAN KAMPEN EQUITY AND INCOME AND ING VAN KAMPEN GROWTH AND INCOME PORTFOLIOS

Effective June 1, 2010, the name of the subadviser of the ING Van Kampen Comstock Portfolio, ING Van Kampen Equity and Income Portfolio and ING Van Kampen Growth and Income Portfolio changed from Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) to Invesco Advisers, Inc. Accordingly, the name of the subadviser for each of these portfolios that appears in the fund Appendix of your prospectus is revised to reflect this change.

IMPORTANT INFORMATION ABOUT THE ING WELLS FARGO OMEGA GROWTH PORTFOLIO

Effective on or about June 14, 2010, the ING Wells Fargo Omega Growth Portfolio will be renamed ING Large Cap Growth Portfolio and ING Investment Management Co. will replace Wells Capital Management, Inc. as subadviser. Accordingly, all references in your prospectus to ING Wells Fargo Omega Growth Portfolio are replaced with ING Large Cap Growth Portfolio and the name of the subadviser for this portfolio that appears in the fund Appendix of your prospectus is revised to reflect the name of the new subadviser.

IMPORTANT INFORMATION ABOUT THE ING DFA GLOBAL ALL EQUITY PORTFOLIO

Effective on or about August 23, 2010, the ING DFA Global All Equity Portfolio will be renamed ING DFA World Equity Portfolio. Accordingly, on the date of this change all references in your prospectus to ING DFA Global All Equity Portfolio are to be replaced with ING DFA World Equity Portfolio.